_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 6 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

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        This statement amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

     On July 15, 1996, KCPL and the individual counterclaim defendants filed in the United States District Court for the Western District of Missouri a motion for partial summary judgment on Count II of KCPL's Complaint and Count I of the Counterclaim of Western Resources and Robert L. Rives, insofar as such claims for relief implicate strictly the legal issue of whether the structure of the Merger Agreement is legal (and not ultra vires or illegal) under applicable statutory law. The motion requested a partial declaratory judgment stating that the form of the business combination contemplated by the Merger Agreement may be consummated without (i) being approved by a vote of two-thirds of KCPL's outstanding shares and (ii) providing KCPL's shareholders with dissenters' rights.

     On July 15, 1996, the District Court held a telephone conference regarding further proceedings before it. In the telephone conference, KCPL agreed to comply with the District Court's July 3, 1996 order to produce the documents listed on KCPL's privilege log. The District Court indicated that its order staying discovery was no longer in force, and discovery is proceeding. KCPL orally informed the Clerk of the Court for the U.S. Court of Appeals for the Eighth Circuit that KCPL would not pursue its Petition for Writ of Mandamus.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 49   Excerpt from employee newsletter distributed July 16, 1996.


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                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 16, 1996


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                              EXHIBIT INDEX


Exhibit No.                    Description                             Page

Exhibit 49     Excerpt from employee newsletter distributed
               July 16, 1996


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                                                           Exhibit 49



[Excerpt from KCPL employee informational newsletter]

      KCPL BOARD REAFFIRMS SUPPORT FOR UTILICORP MERGER

     After clearing the Securities and Exchange Commission,
Western Resources wasted no time making formal its hostile stock exchange offer. As required by law and dictated by prudence, KCPL's Board of Directors met to consider
Western's offer and provide a response.

     As it has since Western began its hostile move in April, KCPL's board again reaffirmed its support for a strategic merger with UtiliCorp. With one member absent due to illness, those directors present unanimously voted to recommend that KCPL shareholders reject Western's exchange offer.

     In the company's official response to Western, President Drue Jennings said, "There are many reasons why we think that Western is an unattractive partner. Of paramount concern is our belief that Western's hostile offer is based on a number of faulty assumptions that raise serious questions as to Western's financial prospects and its ability to sustain dividends at its promised dividend rate."

     Jennings reiterated the primary areas of concern:

- -    Western faces significant rate reductions that KCPL
believes will imperil its ability to sustain promised dividends.

- -    KCPL believes that reductions in merger-related savings
realized and/or retained will further hamper Western's ability to make its promised dividend payments.

- -    KCPL believes that Western will be under pressure to
reduce rates for its KGE customers, further threatening its ability to make its promised dividend payments.

- -    KCPL/Western combination would concentrate risk in a
single asset and a single geographic market.

- -    The KCPL board questions Western's commitment to KCPL
employees because Western's filings with the Kansas
Corporation Commission state that 531 employee positions will be eliminated and all resulting savings will be available by Jan. 1, 1998.

- -    Western's hostile offer is conditioned on its
transaction being accounted for as a "pooling of interests," and KCPL does not believe that such accounting treatment will be available.

     In his letter to shareholders dated July 5, Jennings included a chart that explains KCPL's belief that Western's earnings forecasts and merger-related savings estimates are overstated. A full copy of that letter and the news release describing the reasons for the board's action are available through Merger Central (see page 3), KCPL's website and
Merger Update in CorpInfo.


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